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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       Infinity Broadcasting Corporation
                       ---------------------------------

                Class A Common Stock, Par Value $.002 Per Share
                -----------------------------------------------
                          (Title of Class Securities)

                                   45662610-0
                                   ----------
                                 (CUSIP Number)

                  Richard D. Bohm, Esq., Debevoise & Plimpton
             875 Third Avenue, New York, NY  10022   (212) 909-6000
             ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 20, 1996
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 45662610-0


 1.  Name Of Reporting Person:                       Gerald Carrus
     S.S. Or I.R.S. Identification
     No. Of Above Person:                            ###-##-####


 2.  Check The Appropriate Box If A Member
     Of A Group                                      (a) ___ (b) ___


 3.  SEC Use Only


 4.  Source Of Funds:                                PF


 5.  Check Box If Disclosure Of Legal Proceedings
     Is Required Pursuant To Items 2(d) Or 2(e):     ___

 6.  Citizenship Or Place
     Of Organization:                                United States


     Number Of Shares Beneficially Owned By
     Each Reporting Person With:


 7.  Sole Voting Power:                              4,122,027


 8.  Shared Voting Power:                            None


 9.  Sole Dispositive Power:                         4,122,027


10.  Shared Dispositive Power:                       None


11.  Aggregate Amount Beneficially
     Owned By Each Reporting Person:                 4,122,027


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12.  Check Box If The Aggregate Amount
     In Row (11) Excludes Certain Shares:            X
                                                    ---

13.  Percent Of Class Represented
     By Amount In Row (11):                         5.1%


14.  Type of Reporting Person:                      IN


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                        AMENDMENT NO. 1 TO SCHEDULE 13D
                        -------------------------------

   This Amendment No. 1 to the Schedule 13D, dated June 12, 1992 (the "Schedule 13D"), previously filed by Gerald Carrus with respect to the Class A Common Stock, par value $.002 per share (the "Class A Shares"), of Infinity Broadcasting Corporation, a Delaware corporation (the "Issuer"), reports certain transactions by Gerald Carrus involving Class A Shares and other securities of the Issuer convertible into Class A Shares, and the aggregate impact of such transactions on Gerald Carrus' interest in the securities of the Issuer.

   In addition, in accordance with Rule 101(a)(2)(ii) of Regulation S-T of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 1 restates the Schedule 13D.

   Except as expressly stated below, all of the information contained in the
Schedule 13D, including, without limitation, all of the share and price per share information, gives effect to the four separate three-for-two stock splits effected by the Issuer, the first of which was effected on August 16, 1993, the second of which was effected on November 19, 1993, the third of which was effected on May 19, 1995 and the fourth of which was effected on April 11, 1996 (collectively, the "Stock Splits").

ITEM 1.  SECURITY AND ISSUER.

   The title of the class of equity securities to which this statement relates is the Class A Shares of the Issuer. The address of the principal executive offices of the Issuer is 600 Madison Avenue, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND.

   The name of the individual filing this statement is Gerald Carrus
("Carrus").

   The current principal business address of Carrus is 600 Madison Avenue, New York, New York 10022.

   The present principal occupation of Carrus is Chairman of the Board of Directors and Treasurer of the Issuer. The Issuer is a company engaged principally in the business of radio broadcasting. The principal address of the Issuer is set forth in Item 1 above.


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   During the last five years Carrus has not been convicted in a criminal proceeding.

   During the last five years Carrus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order against Carrus enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws on the part of Carrus.

   Carrus is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   On September 30, 1991, in connection with various private debt and equity transactions between the Issuer and its existing stockholders, Carrus acquired from the Issuer warrants to purchase (without giving effect to the Stock Splits) 104,166 Class A Shares, at a price of $12 per warrant, for a total purchase price of $1,250,000, which Carrus funded with personal funds. On December 31, 1991, Carrus exercised all of these warrants at an exercise price (without giving effect to the Stock Splits) of $.006 per share.

   On February 5, 1992, the Issuer and certain holders of warrants exercisable for Class A Shares (not including Carrus), through an initial public offering, sold (without giving effect to the Stock Splits) 6,128,367 Class A Shares. Prior to such date, the Issuer was privately held.


   Carrus also is the beneficial owner of 4,122,027 shares of the Company's Class B Common Stock, par value $.002 per share (the "Class B Shares"). Each Class B Share is freely convertible into one Class A Share without payment of any conversion price, either at the option of the holder at any time, from time to time, or upon the occurrence of events specified in the Issuer's Restated Certificate of Incorporation.

   Of the 4,122,027 Class B Shares referenced in the preceding paragraph, 225,000 Class B Shares are held directly by JRSW Partners, L.P. ("JRSW Partners"), a Delaware limited partnership of which Carrus is general partner. In such capacity, Carrus has the ability to direct


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the vote or disposition of the Class B Shares held by JRSW Partners.

ITEM 4.  PURPOSE OF TRANSACTION.

   Since joining the Issuer as a director and executive officer in 1979, Carrus has acquired shares of capital stock of the Issuer for the purpose of long-term personal investment. Carrus was the beneficial owner of approximately 49.6% of the issued and outstanding Class B Shares as of June 12, 1996. Assuming the exercise by all beneficial owners thereof of all options and deferred shares for the purchase of Class B Shares, this percentage would be approximately 29.1%. With certain exceptions specified in the Issuer's Restated Certificate of Incorporation, each Class B Share is entitled to ten votes, and each Class A Share is entitled to one vote. (The Issuer's shares of Class C Common Stock, par value $.002 per share (the "Class C Shares") are each entitled to one vote per share.) An aggregate of approximately 99.9% of the Issuer's outstanding Class B Shares are beneficially owned by Carrus, Michael A. Wiener (Co-Chairman of the Board of Directors and Secretary of the Issuer) ("Wiener"), and Mel Karmazin (President, Chief Executive Officer and a director of the Issuer) ("Karmazin") (Carrus, Wiener and Karmazin being referred to collectively herein as the "Principal Stockholders"). This beneficial ownership of Class B Shares, together with the Class A Shares held by Karmazin, gives the Principal Stockholders control of approximately 52.0% of the combined voting power of all three classes of the common stock of the Issuer (approximately 64.9% of such voting power, assuming the exercise by Karmazin of certain options and other rights to acquire additional shares of the Issuer's common stock). As a result, the Principal Stockholders are able to control the vote on all matters submitted to a vote of the Issuer's stockholders, except (i) the election of directors, with respect to which the holders of the Class A and Class C Shares are each entitled to elect two of the Issuer's nine directors by a class vote,
(ii) in connection with any proposed "going private" transaction between the Issuer and any of the Principal Stockholders, with respect to which each share of common stock is entitled to one vote per share, and (iii) as otherwise provided by law. The Principal Stockholders are able to elect five of the Issuer's nine directors.

   On June 20, 1996, the Issuer, Westinghouse Electric Corporation ("Westinghouse") and R Acquisition Corp., a wholly owned subsidiary of Westinghouse


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("Mergersub"), entered into an Agreement and Plan of Merger, dated as of such date (the "Merger Agreement"). Pursuant and subject to the terms of the Merger Agreement, Mergersub will merge with and into the Issuer (the "Merger"). In the Merger, each stockholder of the Issuer will exchange each share of common stock of the Issuer held by such stockholder for 1.71 shares of common stock of Westinghouse. Upon consummation of the Merger, the Issuer will be a wholly owned subsidiary of Westinghouse. Upon consummation of the Merger, the Class A Shares will be delisted from the New York Stock Exchange, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Upon consummation of the Merger, Westinghouse, as the sole stockholder of the Issuer, will have the right to elect all the directors of the Issuer.

   Consummation of the Merger is conditional upon, among other things, the approval of the Merger by the Federal Communications Commission, the stockholders of Westinghouse and the stockholders of the Issuer, and the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

   A copy of the Merger Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

   In addition, on June 20, 1996, Westinghouse, the Principal Stockholders and certain other stockholders of the Issuer, including JRSW Partners, entered into a Stockholder Agreement, dated as of such date (the "Stockholder Agreement"). Pursuant and subject to the terms of the Stockholder Agreement, the stockholders signatory thereto have agreed to vote their shares of the Issuer's stock in favor of the Merger at the meeting of the Issuer's stockholders called to approve the Merger (the "Stockholders Meeting"). Carrus has agreed under the Stockholder Agreement not to dispose of, or agree to dispose of, any shares of the Issuer's stock other than pursuant to the terms of the Merger, not to enter into any voting arrangement in connection with any third-party proposal to acquire the Issuer, and not to convert any of his Class B Shares into Class A Shares, subject to certain exceptions including the transfer of up to 100,000 Class B Shares (after conversion into Class A Shares). The Principal Stockholders together possess, through their beneficial ownership of Class B Shares, approximately 52.0% of the combined voting power of all three classes of the common stock of the Issuer (approximately 64.9% of such voting power, assuming the exercise by Karmazin of certain options


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and other rights to acquire additional shares of the Issuer's common stock).
Pursuant to the terms of the Stockholder Agreement, Karmazin has agreed to exercise or convert such options and/or warrants for Class B Shares as may be necessary to ensure that at the record date of the Stockholders Meeting the signatory stockholders together will have the ability to cause the approval of the Merger by the stockholders of the Issuer.

   A copy of the Stockholder Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   Carrus is the beneficial owner of 4,122,027 Class A Shares, based upon his beneficial ownership of 4,122,027 Class B Shares convertible thereinto. This amount excludes 750 Class B Shares that are held by Steven D. Carrus, Carrus' son, as to which Carrus disclaims beneficial ownership. Assuming that no other Class B Shares held by any other person are converted into Class A Shares, and assuming the foregoing conversion by Carrus of all of his Class B Shares into Class A Shares, the number of Class A Shares beneficially owned by Carrus would constitute approximately 5.1% of the Class A Shares outstanding, based upon the number of outstanding Class A Shares as of June 12, 1996.

   Assuming the conversion of all of the Class B Shares beneficially owned by Carrus into an equal number of Class A Shares (and excluding Class B Shares owned by Steven D. Carrus, as to which Carrus disclaims beneficial ownership), Carrus would have the sole power to vote, direct the vote of, dispose of or direct the disposition of, 4,122,027 Class A Shares. Carrus does not have the power to vote, direct the vote of, dispose of or direct the disposition of, any of the Class B Shares as to which Carrus has disclaimed beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   Pursuant to the terms of an amended and restated stockholders' agreement, dated February 5, 1992, by and among the Issuer, the Principal Stockholders and certain merchant banking partnerships, Carrus and the other stockholders that are parties thereto are entitled to require the Issuer to register under the Securities Act all or part of


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the shares of common stock of the Issuer held by them, in accordance with, and subject to, certain conditions specified therein.

   The Merger Agreement is described in Item 4 above.

   The Stockholder Agreement is described in Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  --  Amended and Restated Stockholders' Agreement, dated as of
               February 5, 1992, among the Issuer, the Principal Stockholders and the Lehman Investors. (This Exhibit can be found as Exhibit 1 to Carrus' original Schedule 13D, filed on June 12, 1992, and is incorporated herein by reference.)

Exhibit 2  --  Agreement and Plan of Merger, dated as of June 20, 1996, among
               Westinghouse, Mergersub and the Issuer.

Exhibit 3  --  Stockholder Agreement, dated as of June 20, 1996, among
               Westinghouse, the Principal Stockholders and the other signatories thereto.


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                                   SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 3, 1996                             /s/ Gerald Carrus
                                                -----------------------------
                                                    GERALD CARRUS


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